FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TRINKAUS & BURKHARDT INCREASES
OPERATING PROFITS BY 15 PER CENT

HSBC Trinkaus & Burkhardt, which is indirectly approximately 73.5 per cent owned by HSBC Holdings plc, reported an increase in profit for the first six months of 2004. Net profit more than doubled from EUR 21.1 million for the same period in 2003 to EUR 47.1 million. As already announced in the bank's first quarter results, this included a EUR 18.5 million exceptional gain on the sale of HSBC Trinkaus & Burkhardt's indirect shareholding in HSBC Guyerzeller Bank.

The bank increased its operating profits after lending provisions by EUR 6.4 million, or 15.1 percent, to EUR 48.8 million compared to the same period in 2003. The main factors underlying this good trend included consistent execution of the well-proven strategy in client business and continuing low lending provision costs. Proprietary trading also considerably exceeded the prior year's results.

The development of the first two quarters of 2004, compared to 2003, reveals differing trends. While operating profits in the first quarter of 2004 benefited strongly from the above-average increase in trading profits, the operating profits of the second quarter fell by EUR 4.4 million to EUR 20.0 million, that is by 18.0% compared to the very profitable second quarter of 2003. Net fees and commissions rose in the second quarter by a healthy 19.3 per cent to EUR 8.9 million, while trading profits of EUR 12.2 million met expectations but were overshadowed by growing uncertainty over the future development of interest rates. Net profits in the second quarter rose to EUR 31 million, versus EUR 11.0 million for the same period in the prior year, substantially caused by the exceptional gain on sale of the indirect investment in HSBC Guyerzeller Bank.

Clear customer focus on three target groups: high net worth private clients, corporate clients and institutional investors, enabled the bank steadily to improve its competitive position. New clients of high quality continue to be won and existing client relationships deepened. The success of this is visible above all in net fees and commissions, whereas net interest income from client business remained at the previous year's level as a result of lower interest rates combined with slightly higher volume.

Net fees and commissions, the most important element of the bank's profits, rose by 17.7 per cent, or EUR 16.5 million in the half-yearly results compared to the same period of 2003, to EUR109.9 million. Client business was boosted principally by much higher turnover in securities transactions, in which a significant element was the sale of fixed income products. In the corporate segment, international business expanded considerably due to close co-operation with the HSBC Group worldwide, especially in the growth markets of Asia.

The main factors in the decline of overall net interest income by 15.3 per cent to EUR 32.1 million were, firstly, the maturing of high interest bonds and overall slightly declining volumes in financial investments. Secondly, the prior year's figures still included earnings from the affiliated company, HSBC Guyerzeller Bank, while these earnings are no longer reported with effect from 1 January 2004 due to the sale of this investment.

Trading profits improved in the first half year by EUR 5.9 million, or 21.5 per cent, to EUR 33.3 million. Trading in equities and equity derivatives made the largest contribution, while trading in foreign exchange, fixed interest instruments and interest rate derivatives met expectations.

Lending provisions remained at a low level thanks to an unchanged conservative policy in the assessment of credit risks and to the bank's effective risk management.

Administrative expenses increased by 9.9%, or EUR11.4 million to EUR 126.9 million, a lower rate than the percentage increase of operating profits. The cost:income ratio therefore improved compared to the first six months of 2003. The main reasons for the increase in administrative expenses were higher profit-related remuneration linked to the welcome growth in pre-tax profits, and the high costs of information technology investment.

The Managing Partners maintain their objective of a double-digit increase in operating profits for the 2004 financial year. This is supported by the further success achieved in winning new clients in all client segments, stabilising and extending the revenue base. Nevertheless, the level of net fees and commissions continues to depend heavily on developments on the financial markets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: July 22, 2004